084.77C


DREYFUS A BONDS PLUS, INC. ("the Fund")

Exhibit 1
Sub-Item 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Fund was held on December 18, 2002. Out of a total of 43,143,359.491 shares ("Shares") entitled to vote at the meeting, a total of 27,293,844.888 were represented at the Meeting, in person or by proxy. The following matter was duly approved of by the holders of the Fund's outstanding Shares as follows:

     The Fund changed its investment objective from providing high current income consistent with the preservation of capital to maximizing total return, consisting of capital appreciation and current income.


     Affirmative Votes                       Negative Votes

     24,583,948.146                     1,784,264.265